UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RETALIX LTD.
(Name of Subject Company)

RETALIX LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

HUGO GOLDMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
RETALIX LTD.
10 ZARHIN STREET
RA'ANANA 43000, ISRAEL
972-9-776-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Adam M. Klein, Adv.	Howard E. Berkenblit, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	Sullivan & Worcester LLP
2 Weizmann Street	One Post Office Square
Tel Aviv 64239, Israel	Boston, MA 02109
(972) 3-608-9999	(617) 338-2800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Retalix Ltd. on January 14, 2009:

NEWS RELEASE

Contact
Hugo Goldman, CFO
Retalix Ltd.
+972-9-776-6600
investors@retalix.com

Retalix Principal Shareholder Plans Special Tender Offer For Up To 10 Percent of the
Company's Outstanding Ordinary Shares

        Ra’anana, Israel; January 14, 2009 – Retalix® Ltd. (NasdaqGS: RTLX) announced today that it has been notified by Ronex Holdings, Limited Partnership, an entity wholly owned by the FIMI private equity funds, that it plans to commence a cash tender offer for up to 10% of the outstanding ordinary shares of Retalix at a price of $6.00 per share. Ronex stated that it plans to commence the tender offer within the next few days, subject to the receipt of regulatory approvals.

IMPORTANT NOTICE:

        THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. RONEX HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. INVESTORS AND SHAREHOLDERS OF RETALIX ARE ENCOURAGED TO READ EACH OF THE TENDER OFFER STATEMENT OF RONEX AND THE SOLICITATION/RECOMMENDATION STATEMENT OF RETALIX WHEN EACH BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE WHEN THEY ARE AVAILABLE ON THE SEC’S WEB SITE (www.sec.gov) AND AT NO CHARGE FROM RETALIX AND RONEX. RETALIX SHAREHOLDERS ARE URGED TO READ THESE MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

        About Retalix

        Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.